Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction	Percentage Owned
Willsky Development Company Limited (“Willsky”)	British Virgin Islands	100% owned by China New Energy Group Company
Tianjin Sing Ocean Public Utility Development Company Limited (“SingOcean”)	PRC	99% owned by Willsky
Qinhuangdao Chensheng Gas Company Limited (‘Chensheng”)	PRC	51% owned by China New Energy Group Company and 49% owned by SingOcean
Zhanhua Jiutai Gas Co. Limited (“Zhanhua Jiutai”)	PRC	100% owned by Chensheng
Tianjin Binhai Zhongneng Gas Company Limited (“Binhai Zhongneng”)	PRC	60.6% owned by Chensheng and 39.4% owned by SingOcean
Yingkou Zhongneng Gas Development Company Limited (“Yingkou Zhongneng”)	PRC	100% owned by SingOcean
China New Energy (Tianjin) Investment & Consulting Co., Ltd. (“Tianjin Investment”)	PRC	100% owned by China New Energy Group Company
Wuyuan County Zhongran Gas Ltd. (“Wuyuan”)	PRC	100% owned by China New Energy Group Company